# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Twin Brook Capital Income Fund, CIK 0001913724
CUSIP: 00840T100
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 06/29/2026
Amends the filing with accession number 0001999371-26-002408
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,349,053.96; sole dispositive power 0; shared dispositive power 21,349,053.96; aggregate amount beneficially owned 21,349,053.96 (19.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 108,739,708.687 Common Shares (as defined below) outstanding as of the date of this report, as disclosed by the Issuer (as defined below) to the Reporting Persons (as defined below).
- ANGELO GORDON & CO., L.P. (CIK 0000860662): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,349,053.96; sole dispositive power 0; shared dispositive power 21,349,053.96; aggregate amount beneficially owned 21,349,053.96 (19.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 108,739,708.687 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- AG GP LLC (CIK 0001064683): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,349,053.96; sole dispositive power 0; shared dispositive power 21,349,053.96; aggregate amount beneficially owned 21,349,053.96 (19.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 108,739,708.687 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,349,053.96; sole dispositive power 0; shared dispositive power 21,349,053.96; aggregate amount beneficially owned 21,349,053.96 (19.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 108,739,708.687 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,349,053.96; sole dispositive power 0; shared dispositive power 21,349,053.96; aggregate amount beneficially owned 21,349,053.96 (19.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above is based on a total of 108,739,708.687 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Name of issuer: TPG Twin Brook Capital Income Fund
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Comment: This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 13D filed by the relevant Reporting Persons on January 9, 2023, as amended and supplemented by Amendment No. 1 filed on August 30, 2023, Amendment No. 2 filed on November 2, 2023, Amendment No. 3 filed on July 2, 2024, Amendment No. 4 filed on December 30, 2025 and Amendment No. 5 filed on February 2, 2026 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2(a) of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which directly holds 161,736.426 Common Shares and is the (i) sole member of AGTB BDC Holdings GP LLC, a Delaware limited liability company, which is the general partner of AGTB BDC Holdings, L.P., a Cayman limited partnership ("BDC Holdings"), which directly holds 21,187,317.535 Common Shares; and (ii) investment advisor to BDC Holdings."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Angelo Gordon / AG GP (the "AG GP Officers"). All addresses are 245 Park Avenue, 26th Floor, New York, New York 10167.

Adam Schwartz (Managing Partner)
Frank Stadelmaier (Chief Operating Officer)
Brian Sigman (Chief Financial Officer)
Christopher Moore (General Counsel)
Martin Davidson (Chief Accounting Officer)
Joann Harris (Chief Compliance Officer)
Steven Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)"

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to include the following:

"Effective on June 1, 2026, BDC Holdings accepted a $100 million capital contribution from an investor for investment purposes. In connection with such capital contribution, BDC Holdings purchased additional Common Shares from the Issuer in its ongoing public offering. From time to time, to the extent BDC Holdings receives additional capital contributions, BDC Holdings may purchase additional Common Shares.

In addition, each of Angelo Gordon and BDC Holdings may participate in the Issuer's distribution reinvestment plan (the "DRIP") from time to time. Each of Angelo Gordon and BDC Holdings directly holds 1,126.168 Common Shares and 244,270.618 Common Shares, respectively, received upon the reinvestment of distributions pursuant to the DRIP."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"The following sentence is based on a total of 108,739,708.687 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 21,349,053.961 Common Shares, which constitutes approximately 19.6% of the outstanding Common Shares."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days:
This Amendment amends Item 5(c) of the Original Schedule 13D to include the following:

"Effective on June 1, 2026, BDC Holdings purchased 3,966,554.017 Common Shares at $25.2108 per Common Share (the "June 2026 Purchase Price"). The June 2026 Purchase Price was equal to the net asset value per Common Share as of May 31, 2026, as determined by the Issuer on June 29, 2026. In addition, BDC Holdings acquired an aggregate of 18,463.365 Common Shares in the past 60 days as a result of the DRIP. Except as otherwise reported herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days."

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (07/01/2026)
- ANGELO GORDON & CO., L.P.: /s/ Christopher Moore, Christopher Moore / Authorized Signatory of GP (07/01/2026)
- AG GP LLC: /s/ Christopher Moore, Christopher Moore / Authorized Signatory (07/01/2026)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (07/01/2026)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (07/01/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).